UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

TAT TECHNOLOGIES LTD.
(Exact Name of Registrant as Specified in Charter)

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

P.O. Box 80, Gedera 70750, Israel
(Address of principal executive offices)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

TAT Technologies Ltd. (the "Company") evaluated its current product lines and determined that certain products it manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold (3TG), which are necessary to the functionality or production of its products.

Based on a reasonable country of origin inquiry (“RCOI”) performed, the Company cannot yet determine whether the conflict minerals used in its products originated or may have originated in the Democratic Republic of the Congo or an adjoining country.

The survey of our suppliers determined that our supply chain is Conflict Free Undeterminable and as a result we have filed a Conflict Minerals Report.

A copy of The Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.TAT-Technologies.com under "About us" in "Corporate Governance Documents". The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Tiko Gadot
Tiko Gadot
Chief Financial Officer

Date: May 28, 2015